EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

January 16, 2020

AVINO ANNOUNCES Q4 AND FULL YEAR 2019 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) announces its fourth quarter and full year 2019 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Q4, 2019 (Compared to Q4, 2018)

•	Silver equivalent production decreased by 15% to 608,640 oz*
•	Gold production increased by 3% to 2,032 oz
•	Silver production decreased by 23% to 220,804 oz
•	Copper production increased by 1% to 1,389,515 lbs

Consolidated Production Highlights for 2019 (Compared to 2018)

•	Silver equivalent production decreased by 16% to 2,397,042 oz*
•	Gold production decreased by 15% to 6,912 oz
•	Silver production decreased by 25% to 958,811 oz
•	Copper production increased by 3% to 4,970,254 lbs

* In Q4, 2019, AgEq was calculated using metals prices of $17.31 oz Ag, $1,482 oz Au and $2.73 lb Cu. In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu. Calculated figures may not add up due to rounding.

* In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

The silver equivalent production in Q4 2019 decreased by 15% compared to Q4 2018 and directly corresponds to the marginal amount of production San Gonzalo contributed due to the mine’s planned stoppage. However, overall production results were higher compared to Q3 2019 due to the Avino mine performing well from a grade, throughput and mill availability perspective. The Avino Historic Above Ground (“AHAG”) material also performed well throughout the quarter.

In lockstep, the decrease in silver production and consolidated silver grade in 2019, compared to 2018, can also be attributed to the decreasing grade and planned shutdown at San Gonzalo.

The Mexican mining industry has not been immune to the civil unrest, labour disputes and uncertain economic conditions that has been seen across Latin America, but Avino continues to work closely with all stakeholders and communities surrounding the Avino mine, to avoid any disruptions and ensure continuous efficient operation. Avino continues to value its employees, contractors, suppliers and managers for the professional and fair conduct.

“During Q4 2019 we achieved higher production compared to Q3 2019, due to the higher grades at the Avino Mine achieved during the month of November as a result of a mine sequence that included a significant portion of a geological gold lens within the Avino mine resulting in higher gold grades sent to the mill and ultimately, recovered, said David Wolfin, President and CEO”. “In addition, some metallurgical improvements made earlier in the year have improved gold recovery. Although Avino’s full year 2019 production results were lower compared to 2018, they were within our internal expectations of between 2.4 million and 2.6 million silver equivalent ounces. I’m very proud of all the work we were able to accomplish in 2019 and I want to personally thank all the Avino personnel for their efforts. We look forward to a prosperous 2020 and a more expansive exploration program across our property in and around the Avino mine.”

January 16, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2019 Production Results

2020 Production

As discussed last quarter, Avino is expected to transition full production from the Avino mine as San Gonzalo is now exhausted and only a small amount of AHAG material remains. In developing the underground connection between the two portals, required for efficient underground traffic and an increased rate of material being brought to the surface, Avino has experienced some delays due to some training shortages for certain equipment. This connection is planned to be completed in the first quarter of 2020 so that full production from the Avino mine can be achieved.

Consolidated Production Tables

Q4 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	107,310	153,644	1,676	1,293,508	495,496
San Gonzalo	2,908	4,106	26	-	6,964
Historic Above Ground Stockpiles	78,218	63,054	330	96,007	106,180
Consolidated	188,436	220,804	2,032	1,389,515	608,640
YTD 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	427,147	510,270	4,473	4,563,195	1,656,091
San Gonzalo	56,179	153,372	580	-	215,148
Historic Above Ground Stockpiles	306,334	295,169	1,859	407,059	525,803
Consolidated	789,660	958,811	6,912	4,970,254	2,397,042

*During the three months and year ended December 31, 2019, the Company produced 958 and 20,412 AgEq oz, respectively, of zinc by-product concentrate which has been included in the “San Gonzalo” production category above.

* In Q4, 2019, AgEq was calculated using metals prices of $17.31 oz Ag, $1,482 oz Au and $2.73 lb Cu. In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu. Calculated figures may not add up due to rounding.

*In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

Q4 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	51	0.64	0.62	87%	76%	89%
San Gonzalo	53	0.38	-	78%	72%	-
Historic Above Ground Stockpiles	51	0.25	0.18	50%	53%	31%
Consolidated	51	0.47	0.43	71%	67%	64%
YTD 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	44	0.45	0.56	85%	73%	86%
San Gonzalo	118	0.46	-	69%	66%	-
Historic Above Ground Stockpiles	55	0.36	0.18	54%	53%	35%
Consolidated	54	0.41	0.40	72%	65%	64%

January 16, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2019 Production Results

Avino Mine Production Highlights

	Q4 2019	Q4** 2018	Quarterly Change	2019	2018	Change
Total Mill Feed (dry tonnes)	107,310	101,104	6%	427,147	426,794	0%
Feed Grade Silver (g/t)	51	47	10%	44	53	-18%
Feed Grade Gold (g/t)	0.64	0.47	37%	0.45	0.49	-8%
Feed Grade Copper (%)	0.62	0.62	0%	0.56	0.55	2%
Recovery Silver (%)	87%	87%	0%	85%	84%	1%
Recovery Gold (%)	76%	71%	7%	73%	69%	6%
Recovery Copper (%)	89%	91%	-2%	86%	87%	-2%
Total Silver Produced (oz)	153,644	132,092	16%	510,270	614,361	7%
Total Gold Produced (oz)	1,676	1,078	55%	4,473	4,625	-3%
Total Copper Produced (Lbs)	1,293,508	1,256,347	3%	4,563,195	4,546,952	0%
Total Silver Equivalent Produced (oz)*	495,496	465,139	7%	1,656,091	1,847,303	-10%

*In Q4, 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu. In Q4, 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. Calculated figures may not add up due to rounding.

*In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

**The figures for Q4 2018 include San Luis processed material that was not included in the previously released Q4 2018 production table however it was reflected in the consolidated figures.

Overall, silver equivalent production at Avino increased by 7% compared to Q4, 2018, as a result of increased gold and silver grades during the quarter as well as the increase in gold recovery. Mill feed at Avino increased by 6%, which helped maintain the mill throughput at maximum capacity despite the drop off from San Gonzalo.

San Gonzalo Production Highlights

	Q4 2019	Q4 2018	Quarterly Change	2019	2018	Change
Total Mill Feed (dry tonnes)	2,908	19,437	-85%	56,179	79,140	-29%
Feed Grade Silver (g/t)	53	172	-69%	118	222	-47%
Feed Grade Gold (g/t)	0.38	0.89	-58%	0.46	1.03	-55%
Recovery Silver (%)	78%	76%	2%	69%	77%	-10%
Recovery Gold (%)	72%	75%	-3%	66%	75%	-12%
Total Silver Produced (oz)	4,106	81,864	-95%	153,372	456,709	-66%
Total Gold Produced (oz)	26	414	-94%	581	2,070	-72%
Total Silver Equivalent Produced (oz)*	6,964	116,599	-95%	215,148	635,684	-66%

*In Q4, 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu. In Q4, 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. Calculated figures may not add up due to rounding.

*In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

*For the year ended December 31, 2019, the Company produced 958 and 20,412 AgEq oz, respectively, of zinc by-product concentrate which has been included in the “San Gonzalo” production category above

As noted above, San Gonzalo reached the end of its current resources in Q4 and mining was stopped. As mentioned previously, it will remain open for continued exploration at different underground levels.

January 16, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2019 Production Results

Avino Historic Above Ground (AHAG) Stockpiles Production Highlights

	Q4 2019	Q4 2018	Quarterly Change	2019	2018	Change
Total Mill Feed (dry tonnes)	78,218	69,033	13%	306,334	202,830	51%
Feed Grade Silver (g/t)	51	60	-16%	55	58	-4%
Feed Grade Gold (g/t)	0.25	0.43	-42%	0.36	0.41	-12%
Feed Grade Copper (%)	0.18	0.18	0%	0.18	0.16	12%
Recovery Silver (%)	50%	56%	-11%	54%	57%	-5%
Recovery Gold (%)	53%	51%	5%	53%	52%	1%
Recovery Copper (%)	31%	44%	-31%	35%	38%	-10%
Total Silver Produced (oz)	63,054	74,824	-16%	295,169	215,312	37%
Total Gold Produced (oz)	330	481	-31%	1,859	1,397	33%
Total Copper Produced (Lbs)	96,007	119,411	-20%	407,059	272,070	50%
Total Silver Equivalent Produced (oz) calculated*	106,180	138,449	-23%	525,803	380,766	38%

*In Q4, 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu. In Q4, 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. Calculated figures may not add up due to rounding.

*In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

AHAG material throughput was up 13% this quarter compared to Q4 2018, helping to offset the decreased throughput from San Gonzalo. The decreasing silver and gold grades, however, indicate that Avino is reaching the end of this material as we transition to full production at the Avino mine.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with the gravimetric finish for the concentrates and the AAS methods for copper, lead, zinc and silver for the feed grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico employing close to 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

January 16, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2019 Production Results

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.